FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

August, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record No. 0114

Santiago, August 28, 2017

Ger. Gen. N° 74/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. Significant Event.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

The Chairman of the Board of Directors of Enel Generación, received a communication from the Chairman Enel Chile S.A. (“Enel Chile”) dated August 25, 2017, which has attached Enel Chile’s significant event dated on the same day. The Enel Chile’ significant event contains the letter sent to Enel Chile by its controlling shareholder, Enel SpA, (the " Enel SpA letter ") in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3th (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile. would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile owned by minority shareholders.

The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile. must own at least 75% of Enel Generación Chile’s issued capital.  This Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

The Board of Directors of the Company has unanimously resolved to initiate all work and steps leading to analyze the corporate reorganization proposal applicable to Enel Generación Chile , under the terms described in the Enel SpA letter, which will be in accordance with the procedures and requirements of Title XVI under The Chilean Companies Act Law, regulating related party transactions  (“OPR” in Spanish acronyms).

Documents released last Friday, August 25, 2017, as aforementioned, are enclosed to this letter.

Sincerely yours,

Giuseppe Conti

Chairman of the Board of Directors

Enel Generación Chile S.A.

c.c.:      Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

Santiago, August 25, 2017

Mr. Giuseppe Conti.

Chairman of the Board of Directors

Enel Generación Chile S.A.

Santiago, Chile

Dear Sir,

I am pleased to communicate that the Board of Directors of Enel Chile S.A., in its ordinary session held today, resolved to communicate through significant event an operation consisting in the merger of Enel Chile with Enel Green Power Latin America Ltda., which will be conditional to the successful of the tender offer that Enel Chile S.A. would carried out for Enel Generación Chile S.A.

We remain at your disposal to explain and develop this operation that will contribute to the well-being of all shareholders of the companies involved.

Sincerely yours,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record No. 1139

Santiago, August 25, 2017

Ger. Gen. N° 15 / 2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

   Ref. Significant Event.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A (“Enel Chile” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enel Chile, in its extraordinary session held today, has analyzed a letter sent to the Company by its controlling shareholder, Enel SpA, (the “Enel SpA Letter”) in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3th (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

The Enel Chile Letter was sent to the Superintendence of Securities and Insurance (“SVS”) on July 4, 2017 as a Confidential Event and a copy of which is being made available to all shareholders and the market in general through this filing.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender Offer (“Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile S.A. owned by minority shareholders. The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile must own at least 75% of Enel Generación Chile’s issued capital.

The aforementioned Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

In accordance with the response contained in the Enel SpA Letter, a copy of which accompanies this filing, the Company’s Board of Directors has unanimously resolved to initiate all work, analysis and steps leading to the execution of the referenced corporate reorganization project, in the terms described in the Enel SpA Letter, which will be in accordance with the procedures and requirements of Title XVI under The Chilean Companies Act Law, regulating related party transactions.

A copy of Enel Chile’s original proposal to Enel SpA, and a copy of the response letters are attached, as well as additional communications between both companies, duly informed to the SVS as Confidential Events.

Sincerely yours,

Herman Chadwick P.

Chairman of the Board of Directors

Enel Chile S.A.

cc.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: August 28, 2017